SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Catalyst Paper Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

14889B102
(CUSIP Number)
Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14889B102	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON PN/IA

CUSIP No. 14889B102	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 14889B102	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 14889B102	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common shares, no par value per share (the "Shares"), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the “Issuer”). The Issuer's principal executive offices are located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, Canada V7B 1C3.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)	Cyrus Capital Partners, L.P. (“CCP”), a Delaware limited partnership, and the advisor to Cyrus Opportunities Fund II, L.P., Cyrus Opportunities Master Fund II, Ltd., Crescent 1, L.P., CRS Master Fund, L.P., Cyrus Select Opportunities Master Fund, Ltd., and CYR Fund, L.P. (collectively, the “Cyrus Funds”) who holds all discretion over the investment activities of the Cyrus Funds, with respect to the Shares directly held by the Cyrus Funds;

(ii)	Cyrus Capital Partners GP, L.L.C. (“CCP GP”), a Delaware limited liability company and the general partner of CCP, with respect to the Shares directly held by the Cyrus Funds; and

(iii)	Stephen C. Freidheim, a United States citizen and the principal of CCP GP, the general partner of CCP, and the investment manager to the Cyrus Funds, with respect to the Shares directly held by the Cyrus Funds.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b)	The address of the business office of each of the Reporting Persons is 339 Park Avenue, 39th Floor, New York, New York 10022

(c)

The principal business of:

(i) CCP is to serve as advisor with sole discretion over the investment activities of the Cyrus Funds;

(ii) CCP GP is to serve as the general partner of CCP and other private funds for which CCP serves as advisor; and

(iii) Stephen C. Freidheim is to serve as the principal of CCP GP.

(d) & (e)	During the last five years, no Reporting Person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 14889B102	SCHEDULE 13D	Page 6 of 10 Pages

(f)	(i) CCP is a Delaware limited partnership. (ii) CCP GP is a Delaware limited liability company. (iii) Stephen C. Freidheim is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares were derived from the working capital of the Cyrus Funds. A total of approximately $8,919,413 was paid to acquire 5,120,945 of the Shares directly, and a total of approximately $28,332,500 was paid to acquire certain notes, a portion of which were later exchanged for 1,331,196 of Shares.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares reported herein for investment purposes because they believed that the Shares reported herein, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons and the other Parties (as defined in Item 5 below) are currently engaged in discussions with a third party concerning a potential material strategic transaction involving the Issuer which could have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, there can be no assurance that such discussions will result in the consummation of any such transaction. In the future, the Reporting Persons may engage in discussions with the Issuer’s Board, the Issuer’s management, other shareholders of the Issuer, other debt holders of the Issuer, advisors, knowledgeable industry or market observers, potential acquirors of the Issuer and other persons regarding strategic transactions involving the Issuer and/or the Issuer’s business, financial performance, operations, governance, management, capitalization, financial condition, prospects, strategy or future plans. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons intend to continuously review its investment in the Issuer, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of the Issuer, through open market purchases, offerings, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it (iii) engage in hedging or similar transactions involving securities relating to securities of the Issuer or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Persons; concentration of positions in the portfolios managed by the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Reporting Persons and the Issuer, respectively; and money and stock market conditions, including the market price of the securities of the Issuer; and the Reporting Persons' contractual obligations with respect to the Shares.

CUSIP No. 14889B102	SCHEDULE 13D	Page 7 of 10 Pages

In addition, in connection with the discussions described above, the Parties intend to cause to be rendered effective a waiver under that certain Indenture, dated as of September 13, 2012 (the “Base Indenture”), by and among the Issuer, the Guarantors (as defined therein), Wilmington Trust, National Association, as trustee, and Computershare Trust Issuer of Canada, as collateral trustee, as supplemented by the First Supplemental Indenture, dated as of September 13, 2012 (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of September 13, 2012 (the “Second Supplemental Indenture”), the Third Supplemental Indenture, dated as of March 20, 2014 (the “Third Supplemental Indenture”), the Fourth Supplemental Indenture, dated as of January 7, 2015 (the “Fourth Supplemental Indenture,” and the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture, collectively, as the same may be further amended, supplemented or otherwise modified from time to time, the “Indenture”)), pursuant to which the Parties intend to waive the Issuer’s obligation, under Section 10.13 of the First Supplemental Indenture, to make a “Change of Control Offer” (as defined in the Indenture) under certain circumstances.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and the percentage of the Shares beneficially owned by the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 14,527,571 Shares outstanding as of December 31, 2015 as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 4, 2016.

The Reporting Persons, certain funds and entities managed or controlled by Oaktree Capital Management, L.P. and Mudrick Capital Management, L.P., as investment manager to certain of its clients are collectively referred to as the “Parties.” Due to the nature of the discussions described in Item 4 of this statement, the Parties may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. The Reporting Persons hereby expressly disclaim membership in a "group" with other Parties or any other person, and this Schedule 13D shall not be construed as an admission that any Reporting Person, for any purpose, is a member of a group with any of the other Parties or any other person or beneficially owns any Shares beneficially owned by any of the other Parties or any other person.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	During the last 60 days, no transactions in the Shares were effected by any Reporting Person.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 14889B102	SCHEDULE 13D	Page 8 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Cyrus Funds currently own an aggregate of $84,012,176 of Notes issued under the Indenture.

Other than as described herein, in Item 4 and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 14889B102	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 13, 2016

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim

CUSIP No. 14889B102	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 13, 2016

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim